F I N A L T R A N S C R I P T

GGOX.PK - Q1 2011 Gigoptix Inc Earnings Conference Call
Event Date/Time: May. 16. 2011 / 9:00PM GMT

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F I N A L T R A N S C R I P T
May. 16. 2011 / 9:00PM, GGOX.PK - Q1 2011 Gigoptix Inc Earnings Conference Call

C O R P O R A T E   P A R T I C I P A N T S

Leanne Sievers

Shelton Group - IR

Avi Katz

GigOptix, Inc. - Chairman, CEO

Jeff Parsons

GigOptix, Inc. - Acting CFO

P R E S E N T A T I O N

Operator

Welcome to GigOptix’s First Quarter 2011 Financial Results Conference Call. At this time all participants are in a listen-only mode. At the conclusion of today’s call, instructions will be given for a question-and-answer session. As a reminder, this conference is being recorded today, Monday, May 16, 2011. I would now like to turn the call over to Leanne Sievers with Shelton Group, Investor Relations agency of record for GigOptix. Please proceed ma’am.

Leanne Sievers - Shelton Group - IR

Thank you everyone for joining us today to discuss GigOptix’s first quarter 2011 financial results. With me today on the call are Dr. Avi Katz, GigOptix’s Chairman and CEO; and Jeff Parsons, Acting CFO. As the operator mentioned, this call is being recorded. It is also being broadcast live in voice mode over the Internet, and may be accessed in the investor relations section of GigOptix’s website.

After the market closed today, GigOptix issued a press release discussing its financial results for the first quarter ended April 3, 2011. By now everyone should have access to the press release and financial tables. However, if you do not they are available on the company’s website at www.gigoptix.com.

Please be advised that the matters discussed in this teleconference contain forward looking statements or projections regarding future results or events. We caution you that such statements are in fact predictions that are subject to risks and uncertainties that could cause actual results or events to differ materially. Actual events may differ materially from our statements and projections. Additional risks and uncertainties and factors that could cause actual results to differ materially from these forward-looking statements maybe found in the company’s filings with the Securities and Exchange Commission.

Forward-looking statements are based on the company’s release as of today, Monday, May 16, 2011. GigOptix undertakes no obligation or responsibility to publicly update any forward-looking statements for any reason except as is required by law, even if new information becomes available or other events occur in the future.

Additionally, in the company’s press release and during this teleconference, management will discuss certain measures and information in GAAP and non-GAAP terms. A reconciliation of GAAP to non-GAAP results is provided in the financial tables following the text of the press release, which is available on the company’s website. Please note that if you wish to access the replay of this recorded teleconference and/or web cast, please be advised that these will become available tomorrow May 17, subsequent to the company’s filing of Form 425 with the Securities and Exchange Commission. I will now turn the call over to GigOptix’s Chairman and CEO, Dr. Avi Katz.

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F I N A L T R A N S C R I P T
May. 16. 2011 / 9:00PM, GGOX.PK - Q1 2011 Gigoptix Inc Earnings Conference Call

Avi Katz - GigOptix, Inc. - Chairman, CEO

Thank you Leanne. Welcome everyone and thank you for taking time in joining us today. Following my opening remarks, I will hand the call over to Jeff Parsons, our acting CFO, for a detailed review of our first quarter financial results. I will then discuss our guidance for the second quarter of 2011 and open the call for questions and answers.

Let me begin today’s discussion with a few brief comments on our first quarter financial results. I am pleased to report that we achieved another quarter of record product revenue, which grew 7% sequentially to $7.1 million, exceeding our previously stated guidance growth of about 5%. This continued growth in product revenue is the result of additional customer demand for our high speed fiber optic communication devices.

Total first quarter revenue of $7.7 million, includes also $600,000 from government contract. As guided during our previous call, our revenue from government contracts increased sequentially due to the suspension of the number of federal earmarks by the US Congress in the fall of 2010. As we have mentioned before, we continue to aggressively lobby Congress to reinstate these earmarked projects, and we will provide updates to our shareholders as more information becomes available.

With regard to the business highlights for the first quarter of 2011, we continue to gain traction with our expanding portfolio of 40G and 100G products with a number of notable accomplishments and announcements during this quarter. We have established a very strong product portfolio in both 40G and the 100G markets, and we have won new customers and grown market share over the last couple of quarters with these high performance devices.

In early February, we announced key design wins and significant orders for our 40G TIAs and 100G modulator drivers with a number of new tier one customers. It is expected that deliveries of those initial purchase orders will be accomplished by the end of the second quarter, and I believe that these products have the potential to generate additional revenue in the second half of 2011, and into 2012.

Also during the quarter, the Optical Fiber Conference, the OFC, we demonstrated a production samples of our DWDM Bundled Solutions, including our 40G Thin Film Polymer on Silicon, known as TFPS, modulator and 100G quad modulator driver. These products generated significant interest from multiple providers throughout the supply chain for this industry leading event.

As I have mentioned in the past, GigOptix’s Bundled Solution are comprised of a driver, modulator, and receiver amplifier, and are a revolutionary approach to providing customers with a complete solution set, with lower cost and better performance. We believe this represents a strong value proposition to our customer, as well as a competitive advantage to GigOptix as this grouping of products is not currently available from any other single supplier in the industry.

We are very pleased with the customer feedback and continued interest in our Bundled Solution, as they are critical to achieving optimal performance across telecom communication systems with lower cost and better performance. As further proof of our growing interest in our DWDM solutions, shortly after the close of the quarter we secured a $750,000 order for our next generation 100G quad driver for use in a customer’s 100G DWDM networking system.

This 100G driver is designed to be plug-in compatible with industry available 100G multiplexers and 100G modulators. Additionally, the 100G driver occupies less board-level real estate than comparable surface mounted device solutions. We are very excited to receive this order, as it demonstrates growing traction for our 100G solutions and acceleration of the industry’s adoption of the next generation networking systems that share the bandwidth and the speed required to process the growing demand from data and video content streaming.

This trend is expected to further expand and gain momentum throughout 2011 and beyond, and GigOptix is well positioned to capitalize on this growing opportunity with our extensive portfolio of 100G devices. We expect the revenue from this order to be recorded in the second and third quarters of this year.

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F I N A L T R A N S C R I P T
May. 16. 2011 / 9:00PM, GGOX.PK - Q1 2011 Gigoptix Inc Earnings Conference Call

Now looking specifically at our TFPS polymer modulators comprising our LX product line. During the first quarter, we achieved another significant milestone as part of the ongoing productization of our TFPS based line of modulators. Notably we started production shipment of our 40G TFPS modulators for evaluation by large tier one telecom customers.

Additionally, our 40G modulator successfully passed prequalification assessment with over 1500 hours of demanding Telcordia HTOL testing, without displaying any degradation in the operation and performance. The successful prequalification test adds to the previous reliability assessment of our TFPS chips, amounting to more than 7,000 hours of testing to date.

Given the success of test results enabled us to begin the process of running full qualification on these devices, which we expect to be completed in the second quarter of this year. We also plan to sample our 100G modulators in the second half of 2011, and are focused on productization both with the 40G and 100G modulators as quickly as possible. We believe that our TFPS modulators will be a significant driver to our future revenue growth, and are very excited about being now the first and only supplier in the industry of these disruptive polymer modulators.

I would now like to provide you with an update on our pending merger with Endwave Corporation, a leading provider of high frequency RF solutions semiconductor products. As all of you know, we announced our definitive agreement to acquire Endwave in early February. Subsequently filed an S-4 with the SEC.

I’m very happy to advise you that as of last Friday May 13, the SEC has declared the S-4 registration effective. Therefore Endwave will now be able to issue their proxy statement to all Endwave shareholders. Approval of the Endwave shareholders is the next step towards the closing of this acquisition. Currently we still anticipate that the merger will close in June, subject to the satisfaction or waiver of all necessary closing conditions.

Although we started many of the preliminary in-house activities in preparation for the physical and operational integration process. GigOptix has proven record of rapid integration with our previous acquisition, and so we expect the majority of the integration process to be completed early in the third quarter of this year. That said, excitement is building in GigOptix as we look forward to leveraging the significant synergies of our two companies, which includes complementary technologies, with similar product architectures, common tier 1 customers and identical target end markets.

Most importantly, with our common focus on enabling next generation communication for high-speed information streaming as a combined company we will become a more comprehensive one-stop supplier to an extended tier one customer base for all high frequency wireless and high-speed optical communication needs. As such, those of GigOptix’s high-speed optical communication systems and Endwave’s high frequency Point-to-Point radio solutions are highly complementary and will provide common tier 1 telecom OEM customers with a more complete end-to-end data connectivity solution.

As a result, we anticipate that this merger will expand our total addressable market beyond the core and metro networks to capitalize on the rapidly growing opportunities in the wireless backhaul or access networks.

Additionally, GigOptix and Endwave already share many of the large Telecom OEM customers due to the complementary nature of our technologies and these market segments. This should provide significant cross-selling opportunities while also strengthening our position with networking customers, many of which make the same purchase decisions for both optical and Point-to-Point radio equipments. Furthermore, we expect to increase our penetration of currently targeted and new markets, including commercial and industrial applications, while also gaining the potential for expansion into the high-speed instrumentation market as well as military markets.

Additionally, both companies utilize similar semiconductor technologies, design techniques, semiconductor foundries and product architectures to implement high-frequency, high speed solutions. In fact, the next generation optical transceivers will employ the same proven wireless communication techniques to increase channel capacity. As a result, our combined engineering expertise should create the opportunity to provide industry leading high-speed and high frequency RF solutions, to meet

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F I N A L T R A N S C R I P T
May. 16. 2011 / 9:00PM, GGOX.PK - Q1 2011 Gigoptix Inc Earnings Conference Call

customers’ needs for faster solution in both wireless backhaul and optical networks, while generating future benefits as we leverage the technology and product synergies across our broader R&D initiatives.

Beyond those technical synergies, we see exciting growth opportunities in wireless mobile backhaul to build out global communication infrastructure. Fuelled by the increasing use of bandwidth intensive smart phones and services, the same market demand will force network operators to upgrade their optical equipment from 10G to 40G and to 100G and the next generation 400G, also force operators to upgrade their mobile backhaul equipment to higher frequencies into the 71 to 95 GHz.

As the combined company, we believe GigOptix will have the clear competitive advantage by being able to deliver the most extensive and comprehensive product portfolio in the industry, providing customers with a single source for both optical and wireless backhaul solutions.

There are also several financial benefits that we expect to realize from this transaction. It will strengthen our balance sheet, and is expected to result in an estimated consolidated cash and liquid investments of approximately $16 million upon closing, as well as enhancing the revenue stream. This provides a solid financial platform for future growth. In addition to the increased opportunities for revenue growth, our primary focus will be on Endwave’s high margin products that seek our gross margin targets of 60%, while shifting its lower gross margin products to end of life products. We believe this will help to further support our long-term margin profile. Based on our current estimates, we also expect the merger to generate significant manufacturing and operational cost savings that will begin to show benefits in the second half of 2011, immediately after the merger becomes effective to the tune of about $1 million per quarter. We are excited to move forward with the final step towards closing this transaction, which will further our leadership position as the only pure play provider of electronic devices for high-speed fiber-optics and wireless communication covering all applications, all speeds and all distances.

Another important milestone that will emerge from our closing of the merger is our potential listing on the national exchange. We recently announced that we received conditional listing approval from the NYSE AMEX stock exchange. In addition to other listing standards, final approval of our renewal application is subject to certain conditions, including closing of the Endwave merger and maintaining a market capitalization of $50 million, a minimum price of $2 per share, and public float of $15 million.

We believe the AMEX listing to be an integral part of the company’s development and future growth initiatives, and also believe this listing will be beneficial to our existing shareholders, as well as Endwave’s holders in that it will increase GigOptix’s ability, and liquidity and suitability for broader group of investors.

Upon closing the transaction and satisfying all of the conditions required by the NYSE AMEX exchange, we expect to begin trading under the ticker symbol GIG, shortly thereafter.

Before turning the call over to Jeff, I like to comment on three recent actions that are relevant to GigOptix and our shareholders.

First, GigOptix entered into a settlement agreement with the trustees of the DBSI Liquidating Trust and the DBSI Estate Litigation Trust. As a result of this settlement, all disputes have resolved and the trustees agreed to release all claims against GigOptix, its subsidiaries, directors and employees. The trustees also agreed to cancel and return its original GigOptix common stock warrants in exchange for two replacement warrants of 500,000 shares each, both of which are not exercisable for a period of six months from the date of issuance at above market prices. I am very pleased to have resolved this issue on a non-cash basis, as it prevents any additional legal expenses and unproductive use of management time, which allows us now to preserve our existing capital and focus our resources on driving growth and expanding our business.

Second, we recently initiated legal action to protect our products and proprietary intellectual property. We filed a lawsuit against Optomai, Inc, M/A-COM Technology Solutions, Inc, and several former GigOptix employees based on violation of confidentiality agreements with GigOptix related to retaining and misusing confidential and proprietary information to launch a competing company.

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F I N A L T R A N S C R I P T
May. 16. 2011 / 9:00PM, GGOX.PK - Q1 2011 Gigoptix Inc Earnings Conference Call

The former GigOptix employees created Optomai, Inc in 2009, and used GigOptix’s technology and IP to develop and begin selling its products as the Optomai optoelectronics products line of the M/A-COM company. We are adamant in our stance to protect our rights and technology and making sure that the value we have created for our customers and shareholders is not compromised.

Finally, I like to speak to a matter associated with a company named Asyrmatos, which has recently generated questions from our investors. Prior to GigOptix acquiring Lumera in December of 2008, Lumera management made the decision to reduce its development risks related to certain technology projects with Asyrmatos, which entailed providing Asyrmatos with a $500,000 secured loan to help fund further development. This loan, or receivable was transferred to GigOptix upon the acquisition of Lumera in December of 2008.

Ultimately Asyrmatos was unable to advance the development of this technology, and has now ceased operations and defaulted on the loan. At this time, Asyrmatos has no assets, including IP assets, with any value, and so GigOptix has made the decision not to seek institution of this loan. This loan is not and has never been a material asset of GigOptix in the development of the technologies, and neither has been part of the GigOptix technology or product roadmap.

Now I would like to turn the call over to our CFO, Jeff Parsons, to review our financial results for the quarter and fiscal year. Jeff, please go ahead.

Jeff Parsons - GigOptix, Inc. - Acting CFO

Thanks Avi, and thanks to everyone for joining the call today. I will be reviewing our operations on both a GAAP and a non-GAAP basis. You can find the reconciliation in the tables of the press release that we issued earlier today, and which is available on our website.

Having said that, I will now review GigOptix’s first-quarter results. Revenue for the first quarter was $7.7 million, increasing 45% compared to $5.3 million in the first quarter of 2010. Product revenues totaled $7.1 million, increasing 7% sequentially and 37% over the first quarter of last year. As Avi mentioned, this sets a new quarterly record for product revenue.

Revenue attributable to government contracts was $610,000, which decreased sequentially due to the $910,000 reduction in government contract revenues from the fourth quarter 2010, and compares to $139,000 in the year ago period.

GAAP gross profit for the first quarter of 2011 was $3.8 million, increasing 49% compared to a gross profit of $2.6 million in the year ago period, and compares to a gross profit of $4.4 million in the fourth quarter of 2010. The gross profit margin for the first quarter was 50%, compared to 49% in the same quarter last year and 55% in the previous quarter.

Our non-GAAP gross profit was $3.9 million, compared to non-GAAP gross profit of $2.7 million in the first quarter of 2010, and $4.5 million in the fourth quarter of 2010. Non-GAAP gross margins were 51% in the first quarter of 2011, compared to 52% for the same period in 2010, and 56% in the fourth quarter of 2010. The reduction of both GAAP and non-GAAP gross profit is attributed to the decline in government contract revenue in the first quarter of this year.

GAAP research and development expenses for the first quarter of 2011 totaled $2.4 million, compared to $2.1 million for the first quarter of last year, and $2.6 million for the fourth quarter of 2010. Year-over-year increase in R&D was attributable to our enhanced investment in the development of our TFPS modulators, and the expansion of our 100G product portfolio, as we continue to align our roadmaps with our tier one customers.

SG&A expense for the first quarter of 2011 was $2.6 million, compared to $2.1 million for the same period in 2010, and $1.9 million in the fourth quarter of 2010. The sequential increase in SG&A expense impacted overall operating expenses, which

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F I N A L T R A N S C R I P T
May. 16. 2011 / 9:00PM, GGOX.PK - Q1 2011 Gigoptix Inc Earnings Conference Call

were $7.2 million for the first quarter of 2011, compared to $4.6 million for the first quarter of 2010, and $4.5 million in the fourth quarter of 2010.

The increase in the first quarter of operating expenses was primarily due to a one-time cash charge of $1.1 million related to the Endwave acquisition, as well as the one-time non-cash charge of $1.1 million related to that issuance of warrants in conjunction with the Company’s settlement of the DBSI matter. First quarter 2011 operating expenses included $662,000 of stock based compensation expense, increasing from $303,000 in the first quarter of 2010.

Non-GAAP operating expenses were $4.3 million for the first quarter of 2011, compared to $3.7 million in the year ago period, $3.7 million in the fourth quarter of 2010. Although operating expenses increased sequentially from Q4 2010, the Company remains committed to strengthening cost management.

Our GAAP loss from operations for the first quarter of 2011 was $3.4 million, as compared to a GAAP loss of $2.1 million for the same period in 2010. Non-GAAP operating loss for the first quarter of 2011 was $336,000 compared to a non-GAAP loss of $944,000 in the first quarter of 2010.

We also used the measure of adjusted EBITDA as a way to measure cash flow, net of changes in working capital and capital expenditures, and we define that as income or loss from operations, net of depreciation, amortization, stock based compensation, and certain one-time charges.

As such, adjusted EBITDA for the first quarter was income of $45,000, equal to 1% of revenue. This compares to a loss of $359,000 for the first quarter of 2010 and income of $1.2 million for the fourth quarter of 2010. The sequential decrease in adjusted EBITDA was due primarily to the sequential decrease in government contract revenue of approximately $910,000.

Our GAAP net loss for the first quarter of 2011 was $3.4 million or $0.28 per share, compared to with a GAAP net loss of $2.2 million, or $0.23 per share for the same period in 2010, and a GAAP net loss of $355,000 or $0.03 per share in the fourth quarter of 2010.

Weighted average shares outstanding in the first quarter of 2011 were approximately 12.3 million shares. First quarter 2010 and fourth-quarter 2010 GAAP and non-GAAP loss per share is calculated using approximately 9.3 million shares and 12.2 million shares respectively.

Non-GAAP net loss for the first quarter of 2011 was $425,000 or $0.03 per share compared to a non-GAAP net loss of $1.1 million or $0.11 for the same period in 2010, and non-GAAP net income of $588,000 or $0.05 per share for the fourth quarter of 2010.

Our non-GAAP measures including adjusted EBITDA are expected to improve as we work to return to break even on a GAAP basis after the Company’s acquisition of Endwave.

Now turning to our balance sheet, for the quarter current assets were $11.5 million, total assets were $27 million. Cash and cash equivalents as of April 3, 2011, totaled $4.1 million compared to $4.5 million at December 31, 2010, while our net cash position increased to $1.4 million from $1.3 million at December 31, 2010.

Current liabilities were $11.3 million and total liabilities were $12.7 million at the end of a quarter. The shareholders equity was approximately $14.1 million, which represents a book value of $1.15 per share. That concludes my comments, and I will now turn the call back over to Avi for our guidance.

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F I N A L T R A N S C R I P T
May. 16. 2011 / 9:00PM, GGOX.PK - Q1 2011 Gigoptix Inc Earnings Conference Call

Avi Katz - GigOptix, Inc. - Chairman, CEO

Thank you Jeff, and before I open the call for questions, let me make a few closing remarks and discuss our expectations for the second quarter. A summary of the first quarter, we achieved another record quarter of product revenue, and we continued to expand adoption of our 40G and 100G solutions. We secured significant design wins and orders as we furthered our engagements with several tier 1 customers for our advanced high-speed optical components.

We also shipped the first-ever production Thin Film Polymer on Silicon modulator for evaluation by tier 1 telecom customers. Further, we also took the next step in our overall growth plan, by entering into a definitive agreement to acquire Endwave.

Looking to the second quarter, we are focused on further growing our product revenue, while advancing our efforts towards closing the Endwave transaction, and furthering the integration activities to maximize available cost synergies. Upon the closing of the transaction, we look forward to our shares being eligible to be listed on the NYSE AMEX exchange.

As for specific guidance for the second quarter, we expect our product revenue to increase approximately 5% sequentially. With regard to our government revenue, we continue to aggressively lobby the US Congress to reinstate the Federal support of our On-Chip Integrated Photonic Polymer Transceiver. However, since we are unable to determine whether this effort may prove successful, our government contracts remain difficult to forecast. As such, we continue to not provide guidance on this revenue segment.

As our lobbying efforts progress, we will provide appropriate updates. Overall, we remain confident in our business strategies, and look forward to building additional momentum for our optical products, integrating Endwave products into our future product roadmap and revenues.

Now with this, I would like to invite John and Curt, the CEO and CFO of Endwave respectively to join us for any questions you may have regarding the pending merger and open the call for questions. Operator, please go ahead.

Q U E S T I O N S   A N D   A N S W E R S

Operator

(Operator Instructions)

It looks like we haven’t got any questions at this time.

Avi Katz - GigOptix, Inc. - Chairman, CEO

Good. If we don’t have any questions, I want to thank everyone again for joining us today, and look forward to provide all of you with additional information on our pending merger with Endwave, as well as our financial progress and product updates in the coming quarter, and want to thank you for your time today. Thank you very much.

Operator

Ladies and gentlemen that concludes today’s conference. Thank you for joining us. You may now disconnect. Everyone have a great day.

Company Disclaimer -

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F I N A L T R A N S C R I P T
May. 16. 2011 / 9:00PM, GGOX.PK - Q1 2011 Gigoptix Inc Earnings Conference Call

FILED BY GIGOPTIX, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934; SUBJECT COMPANY — ENDWAVE CORPORATION; COMISSION FILE: 000-31635

Important Additional Information -

This communication shall not constitute an offer of any securities for sale. In connection with the proposed transaction, GigOptix filed with the Securities and Exchange Commission (the “SEC”), and the SEC declared effective on May 13, 2011, a Registration Statement on Form S-4 that includes a proxy statement of Endwave and a prospectus of GigOptix. The definitive proxy statement/prospectus has been mailed to stockholders of Endwave. GigOptix and Endwave urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction because it will contain important information about the proposed transaction. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by GigOptix and Endwave with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by GigOptix or Endwave with the SEC relating to the proposed transaction may also be obtained for free by accessing GigOptix’s web site at www.gigoptix.com by clicking on the link for “Investor”, then clicking on the link for “SEC Filings”, or by accessing Endwave’s web site at www.endwave.com and clicking on the “Company” link and then clicking on the link for “SEC Filings” underneath the heading “Investor Relations”.

Participants in the Merger -

GigOptix, Endwave and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Endwave stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Endwave stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the definitive proxy statement/prospectus. You can find information about GigOptix’s executive officers and directors in GigOptix’s definitive proxy statement filed with the SEC on October 28, 2010. You can find information about Endwave’s executive officers and directors in Endwave’s definitive proxy statement filed with the SEC on June 11, 2010. You can obtain free copies of these documents from the sources indicated above. You may obtain additional information regarding the direct and indirect interests of GigOptix, Endwave and their respective executive officers and directors in the merger by reading the definitive proxy statement/prospectus regarding the merger.

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